SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Summary of 2010 First Half Business Report

Exhibit A — Financial Statements
All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;
2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;
3.	Formulation of corporate governance structures of the subsidiaries;
4.	Inspection of operation and assets of the subsidiaries; and
5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);
2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and
3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

b.	Associated Business Group
(1)	Overview of Business Group
1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group
As of September 30, 2010

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	44 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.

	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
High Technology Venture Investment
Global Technology Investment
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Brim Asian Credit Fund
Woori Absolute Return Investment Strategies

* Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market
* On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.
* On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.
* On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
* On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
* On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
* On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
* On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.
* On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.
* On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.
* On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
* On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
* On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.
* On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.
* On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.
* On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
* On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.
* On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
* On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.
* On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.
* On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.
* On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.
* On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.
* High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.
* On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.
* On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries
* On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.
* On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.
* On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
* On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.
* On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
* On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
* On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.
* On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
c.	Consolidated Subsidiaries

		Total Assets (2009)
Name of Company	Business Activities	(unit: in millions of Won)
Woori Bank	Banking	222,341,359
Kwangju Bank	Banking	15,896,819
Kyongnam Bank	Banking	20,410,974
Woori Investment & Securities	Securities	18,406,605
Woori Asset Management	Investment Trusts	92,363
Woori Financial	Other Financial	2,151,217
Woori Aviva Life Insurance	Insurance	1,743,822
Woori F&I	Other Financial	508,542
Woori Private Equity	Other Financial	25,095
Woori Finance Information System	Financial Information Technology	221,876
Woori Credit Information	Debt Collection and Credit Rating	29,288
Woori America Bank	Banking	1,242,988
P.T. Bank Woori Indonesia	Banking	411,542
Woori Global Markets Asia Ltd.	Banking	186,919
ZAO Woori Bank	Banking	1,752,025
Woori Bank (China) Limited	Banking	151,402
Woori Futures	Futures	449,579
Woori Investment Asia Pte. Ltd.	Securities	51,332
Mars Private Equity Fund No. 1	Other Financial	42,908
Mars Private Equity Fund No. 2	Other Financial	217,966
Woori Investment & Securities (HK) Ltd.	Securities	26,458
LG Investment Holdings B.V. GG	Other Financial	32,551
Connacht Capital Market Investment Ltd.	Other Financial	44,215
Woori Absolute Global Opportunity Fund	Asset Management	43,478
Woori Absolute Return Investment Strategies	Other Financial	—
Woori CBV Securities Corporation	Securities	11,338
Woori AMC	Other Financial	11,788
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	12,597
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	22,285
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	17,441
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	13,435
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	76,321
Woori SB Tenth Asset Management	Other Financial	65,947
Woori Private Equity Fund	Private Equity Investment	218,216
Kumho Investment Bank	Financial Services	1,592,068
Woori Renaissance Holdings	Other Financial	194,383
U.P. Chemical	Other Chemicals	81,656
SAHN EAGLE LLC	Real Estate Leasing	216,696

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of September 30, 2010	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,561	2,561
Free float shares	806,012,779	806,012,779
b.	Treasury Stock

As of September 30, 2010	(unit: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under	Common
Sub-section 1, section 165-2	Preferred
Direct purchase other than the conditions	Common	2,560	1			2,561
under Sub-section 1, section 165-2	Preferred
Subtotal	Common	2,560	1			2,561
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,560	1			2,561
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.
5.	Voting Rights

As of September 30, 2010	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,561
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,779
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(unit: Won)

Items		2009	2008	2007
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,026,024	454,478	1,943,560
Earnings per share (Won)		1,273	564	2,411
Total cash payout (Won in Millions)		80,601		201,503
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		7.86		10.37
Cash dividend yield (%)	Common Shares	0.7		1.3
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	100		250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
(As of September 30, 2010)

2.	Overview of Operations
a.	Performance of Operations
As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(unit: in millions of Won)

Items	2010 3Q	2009	2008
Shareholders’ Equity	14,390,738	13,720,923	12,207,338
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	158,588	179,488	186,959
Retained Earnings	9,308,389	8,346,186	7,323,148
Capital Adjustments	893,684	1,165,172	667,154
Borrowings	3,896,591	3,824,205	3,412,854
Debentures	3,744,830	3,744,156	3,393,702
Bank Borrowings	—	60,000	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	151,761	20,049	19,152
Total	18,287,328	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

(2)	Use of Funds
(unit: in millions of Won)

Items	2010 3Q	2009	2008
Subsidiary Stock	17,969,502	17,350,078	15,285,356
Woori Bank	14,019,258	13,621,824	11,900,128
Kyongnam Bank	1,511,758	1,443,661	1,245,318
Kwangju Bank	1,042,365	976,284	920,938
Woori Financial Information System	19,273	15,013	13,076
Woori F&I	176,857	166,563	139,999
Woori Investment & Securities	814,510	754,782	709,114
Woori Asset Management	62,571	67,456	41,296
Woori Private Equity	26,612	24,246	12,844
Woori Financial	187,175	207,346	228,456
Woori Aviva Life Insurance	109,123	72,903	74,187
Investment Securities	—	—	—
Loan Obligations	99,500	139,300	169,150
Tangible Assets	310	415	566
Intangible Assets	21	8	14
Cash	92,952	23,267	119,350
Other Assets	125,064	32,060	45,756
Total	18,287,328	17,545,128	15,620,192

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
c.	Transactions related to Commission Fees
(unit: in millions of Won)

Category	2010 3Q	2009	2008
Commission Revenue (A)	17,813	—	—
Commission Expense (B)	2,780	7,001	7,119
Commission Profit (A-B)	15,033	(7,001)	(7,119)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio
(unit: in millions of Won)

Items	2010 3Q	2009	2008	2007
Total Capital (A)	25,106,864	24,824,094	22,436,482	20,102,976
Risk weighted assets (B)	204,387,600	200,954,776	206,606,315	174,367,585
BIS Ratio (A/B)	12.28%	12.35%	10.86%	11.53%
b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation

c.	Won-denominated Current Ratio
(unit: in millions of Won)

Items	2010 3Q	2009	2008	2007
Current Assets (A)	212,129	23,682	119,566	32,874
Current Liabilities (B)	9,361	8,995	18,376	12,207
Current Ratio* (A/B)	2,266.21%	263.29%	650.66%	269.30%

*	Beginning in 2009, current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month. Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.
d.	Debt Ratio
(unit: in millions of Won)

Items	2010 3Q	2009	2008	2007
Liabilities (A)	3,896,591	3,824,205	3,412,854	2,129,288
Equity (B)	14,390,738	13,720,923	12,207,338	(*)13,062,368
Debt Ratio (A/B)	27.08%	27.87%	27.96%	16.30%
The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
e.	30 Largest Exposures by Borrower

(As of September 30, 2010)	(unit: in billions of Won)

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure(1)
Industrial Bank of Korea	—	—	—	—	—	—	24,303	24,303
Kookmin Bank	—	—	—	—	—	—	17,712	17,712
Korea Housing Finance Corporation	—	—	—	—	—	—	15,401	15,401
Korea Land & Housing Corporation	—	—	—	—	—	—	14,527	14,527
Samsung Electronics	14,069	14,069	—	—	—	—	124	14,193
SH Corporation	11,247	11,247	—	—	—	—	1,899	13,146
Korea Development Bank	—	—	—	—	—	—	12,658	12,658
Shinhan Bank	—	—	—	—	—	—	9,219	9,219
STX Shipbuilding	8,874	8,874	—	—	—	—	—	8,874
Hyundai Heavy Industries	8,604	8,604	—	—	—	—	207	8,811
Sungdong Shipbuilding & Marine	8,579	3,427	5,152	—	—	—	—	8,579
Korea Finance Corporation	—	—	—	—	—	—	8,222	8,222

	Total
	Credit		Pre-	Sub-		Estimated		Total
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure(1)
Samsung Heavy Industries	7,985	7,985	—	—	—	—	65	8,050
Hyundai Steel	6,708	6,708	—	—	—	—	697	7,405
SLS Shipbuilding	6,818	6,722	—	96	—	—	—	6,818
Kumho Tire	6,666	373	—	6,293	—	—	30	6,696
Bond Market Stabilization Fund	—	—	—	—	—	—	5,581	5,581
LG Chemical	5,461	5,461	—	13	—	—	36	5,497
Hyundai E&C	—	—	—	—	—	—	5,494	5,494
Daewoo E&C	5,309	5,309	—	—	—	—	11	5,320
Kumho Industrial	4,413	167	—	4,246	—	—	842	5,255
The Export-Import Bank of Korea	—	—	—	—	—	—	4,954	4,954
National Agricultural Cooperative Federation	—	—	—	—	—	—	4,918	4,918
Hynix	—	—	—	—	—	—	4,825	4,825
Hyosung	4,530	4,530	—	—	—	—	8	4,538
Hyundai Samho Heavy Industries	4,379	4,379	—	—	—	—	—	4,379
SPP Shipbuilding	4,364	1,292	3,072	—	—	—	—	4,364
Daewoo International	4,232	4,232	—	—	—	—	—	4,232
POSCO	—	—	—	—	—	—	4,114	4,114
PI Investment	3,972	400	—	—	3,572	—	—	3,972
Total	116,210	93,780	8,224	10,635	3,572	—	135,844	252,055

(1)	Total exposure excludes outstanding guarantees, acceptances and trust accounts

f.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of September 30, 2010)	(unit: in billions of Won)

			Sub-standard or
Name	Industry	Total Exposure	below	Loan Loss Reserve
A	Manufacturing	667	629	189
B	Construction	441	425	83
C	Real Estate & Lease	397	357	179
D	Construction	306	305	61
E	Manufacturing	234	234	89
F	Construction	193	193	38
G	Real Estate & Lease	191	191	75
H	Whole Sale & Retail	186	186	37
I	Real Estate & Lease	148	148	68
J	Real Estate & Lease	105	105	51
K	Real Estate & Lease	104	104	21
L	Finance & Insurance	100	100	20
M	Finance & Insurance	100	100	40
N	Finance & Insurance	90	90	23
O	Real Estate & Lease	90	90	18
P	Real Estate & Lease	90	90	41
Q	Real Estate & Lease	86	86	17
R	Real Estate & Lease	85	85	62
S	Whole Sale & Retail	90	81	40
T	Real Estate & Lease	79	79	39
Total		3,781	3,677	1,191
g.	Recent Developments
In October 2010, KDIC made an announcement regarding the sale of its 56.97% equity stake in the Company, as well as the shares of Kyongnam Bank and Kwangju Bank.

III.	Financial Information
1.	Condensed Financial Statements (Non-consolidated)
(unit: in millions of Won, except per share amounts)

Items	2010 3Q	2009	2008	2007	2006
Cash and Due from Banks	92,951	23,267	119,350	32,502	89,724
Securities	17,969,502	17,350,078	15,285,356	15,062,711	13,591,413
Loans	99,500	139,300	169,150	0	49,750
Tangible Assets	310	415	566	438	630
Other Assets	125,065	32,068	45,770	96,005	62,004
Total Assets	18,287,328	17,545,128	15,620,192	15,191,656	13,793,521
Borrowings	0	60,000	—	—	—
Debentures	3,744,830	3,744,155	3,393,702	2,116,679	1,847,591
Other Liabilities	151,760	20,050	19,152	12,609	12,858
Total Liabilities	3,896,590	3,824,205	3,412,854	2,129,288	1,860,449
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	158,588	179,488	186,959	187,554	187,955
Capital Adjustment	(64,397)	(54,201)	(57,219)	(55,812)	(55,854)
Consolidated Other Comprehensive Income	958,081	1,219,373	724,373	1,842,300	2,173,349
Retained Earnings	9,308,389	8,346,186	7,323,148	7,058,249	5,597,545
Total Stockholder’s Equity	14,390,738	13,720,923	12,207,338	13,062,368	11,933,072
Operating Revenue	1,291,049	1,326,855	666,267	2,080,957	2,031,611
Operating Income	1,059,393	1,028,463	455,812	1,939,374	1,893,248
Net Income	1,040,956	1,026,024	454,478	1,943,561	2,029,319
Earnings per share (in Won)	1,291	1,273	564	2,411	2,518

*	The figures in the table above reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)
(unit: in millions of Won)

Items	2009	2008	2007	2006	2005
Cash and Due from Banks	21,133,831	19,967,897	14,984,541	10,674,977	11,224,015
Securities	50,276,343	46,714,465	48,228,254	46,313,960	37,693,090
Loans	196,882,416	197,040,672	167,635,411	140,854,505	106,937,970
Tangible Assets	2,820,417	2,796,537	2,638,774	2,561,391	2,472,727
Other Assets	13,791,060	24,474,724	16,165,322	11,592,497	6,215,046
Total Assets	284,904,067	290,994,295	249,652,302	211,997,330	164,542,848
Deposits	178,660,922	170,224,891	146,583,312	129,022,868	107,087,990
Borrowings	71,664,594	74,717,758	66,040,316	54,111,207	37,116,858
Other Liabilities	18,591,420	31,743,043	22,011,382	15,438,450	9,233,038
Total Liabilities	268,916,936	276,685,692	234,635,010	198,572,525	153,437,886
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Consolidated Capital Surplus	179,488	186,959	187,555	187,955	142,608
Consolidated Capital Adjustment	(54,201)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,219,366	724,366	1,842,294	2,173,342	1,705,456
Consolidated Retained Earnings	8,346,186	7,323,149	7,058,249	5,601,869	3,896,255
Minority Interest	2,266,215	2,101,271	1,954,929	1,487,416	1,383,313
Total Stockholder’s Equity	15,987,131	14,308,603	15,017,292	13,424,805	11,104,962
Operating Revenue	54,061,689	86,901,260	26,650,127	19,895,975	14,564,520
Operating Income	1,383,261	1,115,659	2,915,803	2,748,368	2,004,494
Income before income tax expense	1,459,818	1,190,400	2,923,358	2,913,712	2,145,704
Net income from continuing operation	1,077,445	588,655	2,114,501	2,189,207	1,833,521
Aggregated Net Income	1,115,773	588,502	2,114,360	2,189,207	1,833,521
Net Income for Majority Shareholders	1,026,024	454,478	1,939,238	2,029,319	1,688,221
Net Income for Minority Shareholders	89,749	134,024	175,122	159,888	145,300
No. of Companies Consolidated	36	38	30	24	21

*	The figures for fiscal years 2007 to 2009 take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect the re-classification of net income (loss) from discontinued operations.

3.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification
(unit: in millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2010 3Q	Loans	100,000	500	0.5%
	Total	100,000	500	0.5%
2009	Loans	140,000	700	0.5%
	Total	140,000	700	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
(2)	Change in Loan Loss Reserves for the past three years
(unit: in millions of Won)

Item	2010 3Q	2009	2008
1. Initial loan loss reserves balance	700	850	0
2. Net credit costs
1) Write-offs
2) Recovery of written-off assets
3) Other changes
Recovery of credit costs	(200)	(150)	850
Ending loan loss reserve balance	500	700	850

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2010 3Q	2009 3Q	2009	2008
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: in millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2010 3Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	325	3,517
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	4,941
2008	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	4,957
b.	Compensation for Services Other than the Audit
(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2010 3Q	2010.04.30	Corporate tax reconciliation	2010.07~2010.08
		(Consolidated tax return advice)	2011.02~2011.03	72	Deloitte Anjin LLC
2009	2009.12.21	US GAAP and SOX Auditing	2009.12~2010.05
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	3,006
		(Consolidated tax return review)	2010.2~2010.3	31	Deloitte Anjin LLC
2008	2009.01.07	US GAAP and SOX Auditing	2008.12~2009.5	3,340
	2008.05.14	Corporate tax reconciliation	2008.7~2008.8	23	Deloitte Anjin LLC
			2009.2~2009.3

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
After the general shareholders’ meeting on March 26, 2010

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
-  Current) Chairman and chief executive officer of Woori Finance Holdings

-  Chief executive officer, Woori Investment & Securities
-  Executive managing director, Hanil Bank
-  Bachelor of Law, Korea University
		None	Chairman of the board
Min-Joon Bang (Non-standing Director)	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	Third consecutive term
Hi-Taek Shin (Non-standing Director)
-  Current) Professor of College of Law, Seoul National University
-  Lawyer, Kim & Chang Law Firm
-  Bachelor of Laws, Seoul National University
-  Master of Laws, Seoul National University
-  J.S.D at Yale Law School
		None	Third consecutive term
Hi-Bock Kang (Non-standing Director)
-  Current) Executive Director, Market Economy Research Institute
-  Chief Executive Officer, Korea Minting and Security Printing Corporation
-  Bachelor of Public Administration, Seoul National University
-  Graduate School of Public Administration, Seoul National University
		None	Second consecutive term
Young-Ho Lee (Non-standing Director)	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University	None	Second consecutive term
Hak-Jin Kim (Non-standing Director)
-  Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation
-  General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation
-  Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Second consecutive term
Doo-Hee Lee (Non-standing Director)
-  Current) Professor of College of Business Administration, Korea University
-  President, Korea Advertising Society
-  Bachelor of Business Administration, Korea University
-  Ph.D. in Business Administration, Michigan State University
		None	Second consecutive term
Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University	None	Second consecutive term

B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee
(b)	Business Development and Compensation Committee
(c)	Risk Management Committee
(d)	Standing Directors Committee
(e)	Ethics Committee
(f)	Outside Directors Recommendation Committee
(g)	MOU Evaluation Committee
(h)	Audit Committee
(i)	Audit Committee Member Candidate Recommendation Committee
After the general shareholders’ meeting on March 26, 2010

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.
Business Development and Compensation Committee	Young-Ho Lee Doo-Hee Lee Hun Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.
Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hi-Taek Shin	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Young-Ho Lee Hak-Jin Kim Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors
Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

3.	Investments in Other Companies

As of September 30, 2010	(units: thousands of shares, millions of Won, %)

										Total Assets	Net Income
	Beginning Balance			Changes[1]			Ending Bal.			as of the Most	for the Most
						Valuation				Recent Fiscal	Recent Fiscal
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Year	Year[2]
Woori Bank	765,957	100.0	13,621,824	—	—	397,434	765,957	100.0	14,019,258	237,910,470	953,829
Kwangju Bank	49,413	99.9	976,284	—	—	66,081	49,413	99.9	1,042,365	17,308,304	62,003
Kyongnam Bank	58,050	99.9	1,443,661	—	—	68,097	58,050	99.9	1,511,758	23,157,326	193,618
Woori Finance Info Sys.	900	100.0	15,013	—	—	4,260	900	100.0	19,273	221,876	1,416
Woori F&I	6,000	100.0	166,563	—	—	10,294	6,000	100.0	176,857	508,542	24,667
Woori Investment & Securities	46,325	35.0	754,782	—	—	59,728	46,325	35.0	814,510	18,406,605	180,543
Woori Asset Management	6,662	100.0	67,456	—	—	(4,885)	6,662	100.0	62,571	92,363	9,954
Woori Private Equity	4,000	100.0	24,246	—	—	2,366	4,000	100.0	26,612	25,141	1,310
Woori Financial	8,970	52.9	207,346	—	—	(20,171)	8,970	52.5	187,175	2,151,217	25,732
Woori Aviva Life Insurance	3,060	51.0	72,903	—	—	3070	3,060	51.0	109,123	1,743,823	2,643
Total	949,337	—	17,350,078	—	—	619,424	949,337	—	17,969,502	301,525,667	1,455,715

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income for the most recent fiscal year as stated above are for the fiscal year ended December 31, 2009, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2010.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2010	(units: shares, %)

			Shares Held						Reasons
			Beginning balance				Ending balance		Behind
Name	Relation	Type	Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Common	459,198,609	56.97	—	—	459,198,609	56.97
		Preferred	—	—	—	—	—	—
		Total	459,198,609	56.97	—	—	459,198,609	56.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of September 30, 2010	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
Total		459,198,609	56.97	—	—	459,198,609	56.97
c.	Shareholder Distribution
As of December 31, 2009

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	70,667	100.00	265,694,161	32.96
Minority Shareholders (Companies)	1,547	2.19	215,407,064	26.72
Minority Shareholders (Individual)	69,120	97.81	50,287,097	6.24
Largest Shareholders, etc.	1	—	531,738,609	65.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,580,000	1.06
Others Shareholders (Companies)	1	—	8,580,000	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,570	—
Total	70,670	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period		April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
Common Stock	High	18,300	17,700	16,050	15,400	14,750	14,200
	Low	16,000	14,900	14,600	14,050	13,200	13,150
	Average	17,416	15,847	15,214	14,670	13,900	13,555
Monthly Trade Volume	High	84,849,174	11,124,434	12,414,955	8,210,376	5,545,033	5,755,052
	Low	2,488,793	3,100,160	2,863,285	1,944,020	1,822,738	1,847,705
	Average	182,700,533	111,422,140	129,164,376	100,236,836	72,271,267	75,603,960
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADRs)

Period		April 2010	May 2010	June 2010	July 2010	August 2010	September 2010
ADR	High	49.68	48.01	40.49	38.70	38.79	37.14
	Low	43.06	36.15	35.02	34.53	33.19	33.80
	Average	47.01	40.47	37.45	36.87	35.56	35.42
Won Con-version	High	55,428	53,219	49,232	46,618	45,966	42,414
	Low	48,361	42,118	42,385	42,513	39,675	39,587
	Average	52,517	47,070	45,406	44,517	41,961	41,340
Monthly Trade Volume	High	30,300	16,800	10,400	24,900	7,300	11,600
	Low	600	100	1,900	1,000	100	2,800
	Monthly Total	127,700	140,000	130,900	148,200	73,400	90,200

VII.	Directors and Employee Information
1.	Directors

Position		Name	Common Stocks Owned	Note
Chairman and CEO	Registered	Pal Seung Lee	38,000 (as of October 29, 2010)
Senior Managing Director	Non-Registered	Sang Koo Youn	4,400 (as of August 9, 2010)
Senior Managing Director	Non-Registered	Jeong Han Kim		Also serves as the Head of the Risk Management Unit at Woori Bank
Senior Managing Director	Non-Registered	Hyun Jin Jung
Senior Managing Director	Non-Registered	Young Been Park		Also serves as the Head of the Strategy Dept. at Woori I&S and the Non-standing Director at Kyongnam Bank
Managing Director	Non-Registered	Sung Jae Park	353	Appointed as the Chief Compliance Officer on February 10, 2010
Managing Director	Non-Registered	Seung Gyu Kim
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee
2.	Employee Status

As of September 30, 2010	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	127	—	13	140	2 years and 6 months	5,700,548	40,718	Cumulative Basis (Jan. 1 ~ Sept. 30 2010)
3.	Directors’ Compensation
(unit: in millions of Won)

		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	359	4,000	—
Non-standing Directors (excluding audit committee member)	72		—
Audit committee members	132		—

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)
(unit: in millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	100,000	—	—	100,000
Woori F&I	Subsidiary	Other Loan	40,000	—	40,000	—
Total			140,000	—	40,000	100,000
b.	Payment Transactions
(unit: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	4,000,000	—	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,970,639	—	—	8,970,639
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	4,541,091	—	7,601,091
Total			949,337,527	—	—	953,878,618

EXHIBIT A
FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2010, the related non-consolidated income statements for the three months and nine months ended September 30, 2010 and 2009, and non-consolidated statements of changes in shareholders’ equity and cash flows for the nine months ended September 30, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated income statements, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 4, 2010, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2009, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
November 5, 2010
Notice to Readers
This report is effective as of November 5, 2010, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	~~W~~	92,952	~~W~~	23,267	US$	81,394	US$	20,374
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		17,969,502		17,350,078		15,735,115		15,192,713
Loans, net of allowance for possible loan losses (Notes 4 and 15)		99,500		139,300		87,128		121,979
Fixed assets (Note 5)		310		415		271		363
Other assets (Notes 6, 7 and 17)		125,064		32,068		109,514		28,081

	~~W~~	18,287,328	~~W~~	17,545,128	US$	16,013,422	US$	15,363,510

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 8 and 15)	~~W~~	3,744,830	~~W~~	3,744,156	US$	3,279,186	US$	3,278,596
Borrowings (Notes 8 and 15)		—		60,000		—		52,539
Other liabilities (Notes 10 and 17)		151,760		20,050		132,889		17,556

		3,896,590		3,824,206		3,412,075		3,348,691

SHAREHOLDERS’ EQUITY
Common stock (Note 11)		4,030,077		4,030,077		3,528,964		3,528,964
Capital surplus (Notes 3 and 11)		158,588		179,488		138,869		157,170
Capital adjustments (Notes 3 and 11)		(64,397)		(54,201)		(56,389)		(47,461)
Accumulated other comprehensive income (Notes 3 and 19)		958,081		1,219,372		838,950		1,067,752
Retained earnings:
Legal reserve		885,903		783,300		775,747		685,903
Voluntary reserve		7,379,000		6,539,000		6,461,471		5,725,919
Retained earnings before appropriations (Notes 3 and 11)		1,043,486		1,023,886		913,735		896,572

		9,308,389		8,346,186		8,150,953		7,308,394

		14,390,738		13,720,922		12,601,347		12,014,819

	~~W~~	18,287,328	~~W~~	17,545,128	US$	16,013,422	US$	15,363,510

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

	Korean won								Translation into U.S. dollars (Note 2)
	2010				2009				2010				2009
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	~~W~~	566,189	~~W~~	1,265,866	~~W~~	554,421	~~W~~	1,084,484	US$	495,787	US$	1,108,464	US$	485,483	US$	949,636
Interest income (Note 17)		2,587		7,170		3,352		11,578		2,265		6,278		2,935		10,138
Reversal of allowance for doubtful account		—		200		—		—		—		175		—		—
Royalties		17,813		17,813		—		—		15,599		15,599		—		—

		586,589		1,291,049		557,773		1,096,062		513,651		1,130,516		488,418		959,774

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		3,414		21,841		5,646		20,995		2,989		19,125		4,944		18,384
Interest expense		62,142		184,449		60,503		177,362		54,416		161,514		52,980		155,309
Fees (Note 17)		644		2,780		1,328		4,310		564		2,434		1,163		3,774
Provision for possible loan losses		—		—		—		100		—		—		—		88
General and administrative (Notes 14 and 15)		8,706		22,586		6,207		18,534		7,623		19,778		5,435		16,229

		74,906		231,656		73,684		221,301		65,592		202,851		64,522		193,784

OPERATING INCOME		511,683		1,059,393		484,089		874,761		448,059		927,665		423,896		765,990

NON-OPERATING INCOME		7		97		—		170		6		85		—		149

NON-OPERATING EXPENSES		394		1,710		241		5,685		345		1,498		211		4,978

INCOME BEFORE INCOME TAX		511,296		1,057,780		483,848		869,246		447,720		926,252		423,685		761,161

INCOME TAX EXPENSE (Note 12)		2,783		16,824		—		—		2,437		14,732		—		—

NET INCOME	~~W~~	508,513	~~W~~	1,040,956	~~W~~	483,848	~~W~~	869,246	US$	445,283	US$	911,520	US$	423,685	US$	761,161

NET INCOME PER COMMON SHARE (Note 18)	~~W~~	631	~~W~~	1,291	~~W~~	600	~~W~~	1,078	US$	0.553	US$	1.130	US$	0.525	US$	0.944

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)
January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,373	~~W~~	7,323,149	~~W~~	12,207,339
Net income		—		—		—		—		869,246		869,246
Other capital surplus		—		17,668		—						17,668
Valuation using the equity method on subsidiaries		—		—		535		453,805		(1,782)		452,558

September 30, 2009	~~W~~	4,030,077	~~W~~	204,627	~~W~~	(56,684)	~~W~~	1,178,178	~~W~~	8,190,613	~~W~~	13,546,811

January 1, 2010 (Reported)	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,372	~~W~~	8,346,186	~~W~~	13,720,922
Net income		—		—		—		—		1,040,956		1,040,956
Dividend		—		—		—		—		(80,601)		(80,601)
Valuation using the equity method on subsidiaries		—		(20,900)		(10,196)		(261,291)		1,848		(290,539)

September 30, 2010	~~W~~	4,030,077	~~W~~	158,588	~~W~~	(64,397)	~~W~~	958,081	~~W~~	9,308,389	~~W~~	14,390,738

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)
January 1, 2009 (Reported)	US$	3,528,964	US$	163,712	US$	(50,104)	US$	634,302	US$	6,412,565	US$	10,689,439
Net income		—		—		—		—		761,161		761,161
Valuation using the equity method on subsidiaries		—		15,471		468		397,377		(1,560)		411,756

September 30, 2009	US$	3,528,964	US$	179,183	US$	(49,636)	US$	1,031,679	US$	7,172,166	US$	11,862,356

January 1, 2010 (Reported)	US$	3,528,964	US$	157,170	US$	(47,461)	US$	1,067,752	US$	7,308,394	US$	12,014,819
Net income		—		—		—		—		911,520		911,520
Dividend		—		—		—		—		(70,579)		(70,579)
Valuation using the equity method on subsidiaries		—		(18,301)		(8,928)		(228,802)		1,618		(254,413)

September 30, 2010	US$	3,528,964	US$	138,869	US$	(56,389)	US$	838,950	US$	8,150,953	US$	12,601,347

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,040,956	~~W~~	869,246	US$	911,520	US$	761,161
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		21,841		20,995		19,125		18,384
Interest expense (amortization of discounts on debentures)		2,279		2,056		1,996		1,800
Provision for severance benefits		864		702		757		615
Depreciation		121		166		106		145
Amortization		6		5		5		4
Provision for possible loan losses		—		100		—		88
Other non-operating expense		—		3,853		—		3,374
Gain on valuation using the equity method of accounting		(1,265,866)		(1,084,484)		(1,108,464)		(949,636)
Reversal of allowance for doubtful accounts		(200)		—		(175)		—

		(1,240,955)		(1,056,607)		(1,086,650)		(925,226)

Changes in operating assets and liabilities:
Decrease (increase) in other receivables		(71,194)		1		(62,343)		1
Decrease (increase) in accrued income		(19,663)		106		(17,218)		93
Decrease (increase) in prepaid expenses		212		(40)		186		(35)
Increase in advanced payments		(1,440)		(3)		(1,261)		(3)
Retirement benefits succession		1,006		18		881		16
Severance benefits payment		(535)		(651)		(468)		(570)
Decrease in employee retirement insurance deposit		66		222		58		194
Increase in other payables		155		557		136		488
Increase (decrease) in accrued expenses		744		(1,750)		651		(1,532)
Increase in withholdings		1,654		64		1,448		56
Decrease in prepaid income tax		—		62		—		54
Increase in income tax payable		71,013		—		62,183		—
Increase in deferred income tax liabilities		16,824		—		14,732		—
Dividends received		407,130		84,535		356,506		74,024

		405,972		83,121		355,491		72,786

Net cash provided by (used in) operating activities		205,973		(104,240)		180,361		(91,279)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	40,000	~~W~~	20,000	US$	35,026	US$	17,513
Settlement amount under the condition of ex-post settlement		—		19,015		—		16,651
Acquisition of investment securities accounted for using the equity method accounting		(33,150)		(329,874)		(29,028)		(288,856)
Acquisition of fixed assets		(16)		(49)		(13)		(43)
Acquisition of intangible assets		(19)		—		(17)		—
Increase in guarantee deposits		(897)		(930)		(786)		(814)
Increase in loans		—		(40,000)		—		(35,026)

Net cash provided by (used in) investing activities		5,918		(331,838)		5,182		(290,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debentures in local currency		548,395		898,258		480,206		786,565
Proceeds from borrowings in local currency		100,000		50,000		87,566		43,783
Repayment of debentures in local currency		(550,000)		(600,000)		(481,611)		(525,394)
Payment of dividends		(80,601)		—		(70,579)		—
Repayment of borrowings in local currency		(160,000)		—		(140,105)		—

Net cash provided by (used in) financing activities		(142,206)		348,258		(124,523)		304,954

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		69,685		(87,820)		61,020		(76,900)

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		23,267		119,350		20,374		104,509

CASH AND BANK DEPOSITS, END OF THE PERIOD	~~W~~	92,952	~~W~~	31,530	US$	81,394	US$	27,609

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
1.	GENERAL
(1)	Woori Finance Holdings Co., Ltd.
Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 28 2nd-tier subsidiaries as of September 30, 2010.
Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2010, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97%).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2)	The structure of the Company and its significant subsidiaries as of September 30, 2010 and December 31, 2009 is as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	765,956,580	100.0	765,956,580	100.0	Sep. 30
″	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Sep. 30
″	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Sep. 30
″	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Sep. 30
″	Woori F&I Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Sep. 30
″	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Sep. 30
″	Woori Asset Management Co., Ltd.	6,662,000	100.0	6,662,000	100.0	Sep. 30
″	Woori Private Equity Co., Ltd.	4,000,000	100.0	4,000,000	100.0	Sep. 30
″	Woori Financial Co., Ltd.	8,909,439	52.5	8,909,439	52.5	Sep. 30
″	Woori Aviva Life Insurance Co., Ltd. (*1)	7,601,091	51.6	3,060,000	51.0	Sep. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Sep. 30 (*11)
″	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Sep. 30 (*11)
″	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Sep. 30 (*11)
″	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Sep. 30 (*11)
″	Woori Bank (China) Limited	—	100.0	—	100.0	Sep. 30 (*11)
″	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Sep. 30 (*11)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*3)	800,000	100.0	—	—	Sep. 30
″	Woori F&I Fifth Asset Securitization Specialty (*4)	—	—	92,500	100.0	Sep. 30
″	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Sep. 30
″	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Sep. 30
″	Woori F&I Tenth Asset Securitization Specialty (*2)	278,020	100.0	478,020	100.0	Sep. 30
″	Woori F&I Eleventh Asset Securitization Specialty (*3)	181,060	100.0	—	—	Sep. 30
″	Woori F&I Thirteenth Asset Securitization Specialty (*3)	855,721	94.6	—	—	Sep. 30
″	Woori SB Tenth Asset Securitization Specialty	410,711	50.0+1share	410,711	50.0+1share	Sep. 30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Sep. 30
″	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Sep. 30 (*11)
″	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Sep. 30 (*11)
″	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Sep. 30 (*11)
″	MARS Second Private Equity Fund (*5)	25,066,666,670	8.9	25,066,666,670	8.9	Sep. 30 (*11)
″	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Sep. 30 (*11)
″	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Sep. 30 (*11)
″	Woori Absolute Global Opportunity Fund (*1)	44,700	100.0	35,000	100.0	Sep. 30 (*11)
	Woori Absolute Return Investment Strategies Fund (*6)	30,000	100.0	—	—	Sep. 30 (*11)
	Woori CBV Securities Corporation (*3) (*7)	6,615,000	49.0	—	—	Sep. 30 (*11)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*8)	140,839	61.0	141,494	61.0	Sep. 30
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Sep. 30
″	Woori Renaissance Holdings	1,260	51.6	1,260	51.6	Sep. 30
″	Phoenix Digital Tech Co., Ltd. (*9)	—	—	500,000	50.0	Sep. 30 (*11)
″	Woori BK Co., Ltd. (*4)	—	—	1,000	100.0	Sep. 30 (*11)
Woori Private Equity Fund & Kumho Investment Bank	Sahn Eagles LLC (*3)	51,027,331	65.6	—	—	Jun. 30
Woori Renaissance Holdings	UP Chemical Co., Ltd. (*10)	491,091	66.8	582,371	70.0	Sep. 30 (*11)

(*1)	The investee increased its capital in cash. As a result, the number of shares owned increased.

(*2)	The investee decreased its capital in cash. As a result, the number of shares owned decreased.

(*3)	In accordance with the Act on External Audit of Stock Companies, the Company has consolidated the investee since January 1, 2010 as total assets of the investee exceeded ~~W~~10 billion as of December 31, 2009.

(*4)	In accordance with the Act on External Audit of Stock Companies, the Company has excluded the investee from the consolidation scope and accounted for using the equity method since January 1, 2010 as total assets of the investee fell below ~~W~~10 billion as of December 31, 2009.

(*5)	As a General Partner of investee’s company, Woori Investment Securities Co., Ltd. has a right to make investment decisions while it holds less than 50% equity of Mars 2nd Private Equity Fund. Therefore, it has been consolidated.

(*6)	Woori Absolute Return Investment Strategies Fund was incorporated by Woori Investment Securities Co., Ltd. In accordance with the Act on External Audit of Stock Companies, the investee has been consolidated since total capital stock as of its incorporation exceeded ~~W~~10 billion.

(*7)	Bien Viet Securities Joint Stock Company changed its name to Woori CBV Securities Corporation for the nine months ended September 30, 2010.

(*8)	The investee returned a portion of the original capital pursuant to the investment agreement

(*9)	Phoenix Digital Tech Co., Ltd. is excluded from consolidation and accounted for using the equity method since the Company’s ownership in the investee is subject to disposal by the end of calendar year 2011 pursuant to the investment contract.

(*10)	Percentages of ownership decreased due to stock repurchase.

(*11)	The unreviewed financial statements as of September 30, 2010 are used for the consolidation.
(3)	General information pertaining to the Company’s subsidiaries as of September 30, 2010 does not differ materially from that as of December 31, 2009.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,142.00 to US$1.00 at September 30, 2010, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2009.

(1)	Accounting policy of consolidated tax return
In accordance with the Korean Corporate Tax Act, the Company and its 100% owned subsidiaries adopted consolidated tax return from the year 2010. The Company recorded the consolidated tax payables on behalf of the subsidiaries and same amounts were recorded as other receivables to be collected from the subsidiaries.
3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2010>	Jan. 1, 2010		the equity method (*1)		income (*1)		Dividends		(decrease)		Sep. 30, 2010
Woori Bank	~~W~~	13,621,824	~~W~~	950,139	~~W~~	(267,072)	~~W~~	(286,149)	~~W~~	516	~~W~~	14,019,258
Kyongnam Bank (*2)		1,443,661		120,759	5,676			(58,051)		(287)		1,511,758
Kwangju Bank		976,284		83,593	1,355			(18,580)		(287)		1,042,365
WFIS		15,013		4,261	—			—		—		19,274
Woori F&I		166,563		24,640	548			(14,801)		(93)		176,857
Woori Investment Securities		754,782		75,588	386			(16,213)		(33)		814,510
Woori Asset Management		67,456		4,442	—			(9,327)		—		62,571
Woori PE		24,246		2,444	66			—		(144)		26,612
Woori Financial		207,346		(16,308)	146			(4,009)		—		187,175
Woori Aviva		72,903		(5,533)	8,364			—		33,388		109,122

	~~W~~	17,350,078	~~W~~	1,244,025	~~W~~	(250,531)	~~W~~	(407,130)	~~W~~	33,060	~~W~~	17,969,502

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2009>	Jan. 1, 2009		the equity method (*1)		income (*1)		Dividends		(decrease)		Dec. 31, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	952,362	~~W~~	475,591	~~W~~	(2,455)	~~W~~	296,198	~~W~~	13,621,824
Kyongnam Bank		1,245,318		191,438		6,653		—		252		1,443,661
Kwangju Bank		920,938		61,980		(6,886)		—		252		976,284
WFIS		13,076		1,935		2		—		—		15,013
Woori F&I		139,999		24,097		(6,295)		(11,267)		20,029		166,563
Woori 3rd SPC		—		38,328		(8,692)		—		(29,636)		—
Woori Investment Securities		709,114		36,686		34,269		(25,479)		192		754,782
Woori Asset Management		41,296		4,315		—		—		21,845		67,456
Woori PE		12,844		1,320		103		—		9,979		24,246
Woori Financial		228,456		(24,589)		(1,085)		(1,275)		5,839		207,346
Woori Aviva		74,187		(2,498)		1,340		—		(126)		72,903

	~~W~~	15,285,356	~~W~~	1,285,374	~~W~~	495,000	~~W~~	(40,476)	~~W~~	324,824	~~W~~	17,350,078

(*1)	Gross amounts for the nine months ended September 30, 2010 and the year ended December 31, 2009

(*2)	Contingent liabilities related to Kyongnam Bank’s financial incident of ~~W~~106.5 billion (made up of provision for contingent liabilities of ~~W~~58.2 billion and ~~W~~48.3 billion of prior error corrections in non-operating expense) have been recognized.

(2)	The details of other increase (decrease) for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	Capital		Capital		Retained
<2010>	surplus		adjustment		earnings		Acquisition		Total
Woori Bank	~~W~~	264	~~W~~	(1,596)	~~W~~	1,848	~~W~~	—	~~W~~	516
Kyongnam Bank		35		(322)		—		—		(287)
Kwangju Bank		35		(322)		—		—		(287)
Woori F&I		(27)		(66)		—		—		(93)
Woori Investment Securities		998		(1,031)		—		—		(33)
Woori PE		18		(162)		—		—		(144)
Woori Aviva		239		—		—		33,149		33,388

	~~W~~	1,562	~~W~~	(3,499)	~~W~~	1,848	~~W~~	33,149	~~W~~	33,060

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(895)	~~W~~	898	~~W~~	(2,987)	~~W~~	(818)	~~W~~	300,000	~~W~~	296,198
Kyongnam Bank		71		181		—	—			—		252
Kwangju Bank		71		181		—	—			—		252
Woori F&I		34		(5)		—	—			20,000		20,029
Woori 3rd SPC		—		—		—	—			(29,636)		(29,636)
Woori Investment Securities		(13)		205		—	—			—		192
Woori Asset Management		(26,005)		—						47,850		21,845
Woori PE		34		(55)		—	—			10,000		9,979
Woori Financial		217		1,613		—	—			4,009		5,839
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(26,486)	~~W~~	3,018	~~W~~	(2,987)	~~W~~	(818)	~~W~~	352,097	~~W~~	324,824

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Sep. 30, 2010
Woori F&I	~~W~~	56	~~W~~	—	~~W~~	4	~~W~~	52
Woori Investment Securities		(2,223)		—		(144)		(2,079)
Woori Financial		105,684		—		28,823		76,861
Woori Aviva		23,633		—		5,454		18,179

	~~W~~	127,150	~~W~~	—	~~W~~	34,137	~~W~~	93,013

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	5	~~W~~	56
Woori Investment Securities		(2,245)		—		(22)		(2,223)
Woori Financial		144,114		—		38,430		105,684
Woori Aviva		31,058		(126)		7,299		23,633

	~~W~~	172,988	~~W~~	(126)	~~W~~	45,712	~~W~~	127,150

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the nine months ended September 30, 2010 are as follows (Korean won in millions):

	Jan. 1, 2010		Realized		Incurred		Sep. 30, 2010
Woori Bank	~~W~~	4,175	~~W~~	48,903	~~W~~	(29,518)	~~W~~	23,560
Kyongnam Bank		360		1,687		(833)		1,214
Kwangju Bank		2,365		504		—		2,869
WFIS		3,642		(43)		—		3,599
Woori F&I		200		(200)		—		—
Woori Investment Securities		(122)		26		—		(96)
Woori Financial		424		(164)		—		260

	~~W~~	11,044	~~W~~	50,713	~~W~~	(30,351)	~~W~~	31,406

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~965,876 million (~~W~~20,850 per share) and ~~W~~78,581 million (~~W~~8,820 per share), respectively, as of September 30, 2010.
4.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

			Annual
	Issuance	Maturity	interest
	date	date	rate (%)	2010		2009
Woori Financial	Nov. 3, 2008	Oct. 19, 2010	5.47	~~W~~	30,000	~~W~~	30,000
″	Dec. 26, 2008	Oct. 19, 2010	5.47		70,000		70,000
Woori F&I	Mar. 27, 2009	Mar. 27, 2012	6.80		—		40,000

					100,000		140,000
Allowance for possible loan losses					(500)		(700)

				~~W~~	99,500	~~W~~	139,300

5.	FIXED ASSETS
(1)	Changes in fixed assets for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Disposition		Depreciation		Sep. 30, 2010
Furniture and equipment	~~W~~	256	~~W~~	7	~~W~~	—	~~W~~	88	~~W~~	175
Leasehold improvements		132		9		—		33		108
Others		27		—		—		—		27

	~~W~~	415	~~W~~	16	~~W~~	—	~~W~~	121	~~W~~	310

<2009>	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Dec. 31, 2009
Furniture and equipment	~~W~~	384	~~W~~	55	~~W~~	—	~~W~~	183	~~W~~	256
Leasehold improvements		155		19		—		42		132
Others		27		—		—		—		27

	~~W~~	566	~~W~~	74	~~W~~	—	~~W~~	225	~~W~~	415

6.	INTANGIBLE ASSETS
(1)	Changes in intangible assets for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Jun. 30, 2010
Software	~~W~~	2	~~W~~	—	~~W~~	—	~~W~~	2
Industrial property rights		6		19		6		19

	~~W~~	8	~~W~~	19	~~W~~	6	~~W~~	21

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		5		6

	~~W~~	14	~~W~~	—	~~W~~	6	~~W~~	8

As of September 30, 2010 and December 31, 2009, accumulated amortization of software amounted to ~~W~~35.6 million and ~~W~~35.1 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~87.8 million and ~~W~~82.4 million, respectively.
7.	OTHER ASSETS
Other assets as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Deposits refundable (Note 17)	~~W~~	32,542	~~W~~	31,645
Other receivables (Notes 2 and 17)		71,275		81
Accrued income (Note 17)		19,676		12
Prepaid expenses		110		322
Advance payments		1,440		—
Intangible assets (Note 6)		21		8

	~~W~~	125,064	~~W~~	32,068

8.	BORROWINGS AND DEBENTURES
(1)	Borrowings in local currency as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		2010		2009
Hana Bank	CD(3M)+2.5	Jul. 14, 2011	~~W~~	100,000	~~W~~	—	~~W~~	50,000
Kookmin Bank	4.95	Dec. 17, 2010		150,000		—		10,000

			~~W~~	250,000	~~W~~	—	~~W~~	60,000

(2)	Debentures in local currency as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity	2010		2009
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	~~W~~	—	~~W~~	250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		—		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		—		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		50,000
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
The 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
The 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
The 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
The 29-1st bonds	May. 20, 2010	4.45	May. 20, 2013		30,000		—
The 29-2nd bonds	May. 20, 2010	5.11	May. 20, 2015		220,000		—
The 30-1st bonds	Aug. 3, 2010	4.51	Aug, 3, 2013		50,000		—
The 30-2nd bonds	Aug. 3, 2010	4.97	Aug, 3, 2015		250,000		—

					3,750,000		3,750,000
Less: discounts					(5,170)		(5,844)

				~~W~~	3,744,830	~~W~~	3,744,156

(*)	All debentures above are to be paid in full at maturity.

9.	ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~3,510 million and ~~W~~2,175 million as of September 30, 2010 and December 31, 2009, respectively.
The details of changes in the accrued severance benefits for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Beginning balance	~~W~~	2,175	~~W~~	1,985
Provision for severance benefits (Note 14)		864		965
Retirement benefits succession		1,006		18
Retirement benefits payment		(535)		(793)

Ending balance	~~W~~	3,510	~~W~~	2,175

As of September 30, 2010 and December 31, 2009, the Company has enrolled post-retirement pension plan deposits at Woori Bank and the deposits amounting to ~~W~~1,348 million and ~~W~~1,414 million, respectively, are presented as a deduction from accrued severance benefits. As of September 30, 2010, post-retirement pension plan deposits consist of beneficiary certificates and time deposits amounting to ~~W~~99 million and ~~W~~1,249 million, respectively.
10.	OTHER LIABILITIES
Other liabilities as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Accrued severance benefits (Note 9)	~~W~~	3,510	~~W~~	2,175
Post-retirement pension plan deposits (Notes 9 and 17)		(1,348)		(1,414)
Other payables (Note 17)		913		758
Accrued expenses		18,813		18,070
Income tax payable (Notes 2 and 12)		71,013		—
Deferred income tax liabilities (Note 12)		56,743		—
Withholdings		2,116		461

	~~W~~	151,760	~~W~~	20,050

11.	SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of September 30, 2010 and December 31, 2009 are as follows:

	2010		2009
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to September 30, 2010 are as follows (Korean won in millions):

					Paid-in capital
		Number of			in excess of
Date	Description	shares issued	Capital stock		par value
March 27, 2001	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori Asset Management	—		—		(24,537)

2006.12.31		806,015,340		4,030,077		84,488

2010.09.30		806,015,340	~~W~~	4,030,077	~~W~~	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.
(4)	The Company held 2,561 shares and 2,560 shares of treasury stock as of September 30, 2010 and December 31, 2009, respectively.
(5)	The changes in retained earnings from December 31, 2009 to September 30, 2010 are as follows (Korean won in millions):

	2010
Balance — December 31, 2009	~~W~~	1,023,886
Appropriations:
Dividend		(80,601)
Legal reserve		(102,603)
Voluntary reserve		(840,000)
Increase by using the equity method of accounting		1,848
Net income for the nine months ended September 30, 2010		1,040,956

Balance — September 30, 2010	~~W~~	1,043,486

12.	INCOME TAX EXPENSE
(1)	Components of income tax expense for the nine months ended September 30, 2010 are as follows (Korean won in millions):

Description	2010
Income tax currently payable	~~W~~	—
Changes in deferred income taxes due to temporary differences (*1)		56,743
Deferred income tax directly reflected to equity		(39,919)

Income tax expense	~~W~~	16,824

(*1) Deferred income tax liabilities at the end of period	~~W~~	56,743
Deferred income tax liabilities at the beginning of period		—

Changes in deferred income taxes due to temporary differences	~~W~~	56,743

(2)	Reconciling items between income before income tax and taxable income for the nine months ended September 30, 2010 are as follows (Korean won in millions):

Description	2010
Income before income tax	~~W~~	1,057,780
Tax calculated at statutory tax rate of 24.2%		255,959
Tax effect on reconciling items:
Non-taxable income of ~~W~~320,853		(77,639)
Non-deductible expenses of ~~W~~39,471		9,551
Changes of realizability for temporary differences		11,509
Non-recognition of deferred income taxes from temporary differences		(177,586)
Other		(4,970)

Income tax expense	~~W~~	16,824

Effective tax rate		2%

(3)	The changes in cumulative temporary differences and tax loss carry-forwards for the nine months ended September 30, 2010 and the year ended December 31, 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Decrease (*1)		Increase (*1)		Sep. 30, 2010
Investment securities (*2)	~~W~~	(7,536,753)	~~W~~	(279,583)	~~W~~	(1,267,714)	~~W~~	(8,524,884)
Accrued expenses		2,043		2,043		2,098		2,098
Accrued severance benefits		1,523		66		1,158		2,615
Post-retirement pension plan deposits		(1,414)		(66)		—		(1,348)
Depreciation		6		—		—		6
Other comprehensive income due to the equity method of accounting		(1,390,564)		(401,857)		—		(988,707)
Tax loss carry forwards		508,147		266,417		—		241,730

Total	~~W~~	(8,417,012)	~~W~~	(412,980)	~~W~~	(1,264,458)	~~W~~	(9,268,490)

Unrecognized amount (*3)		(8,417,012)						(8,930,721)
Recognized amount		—						(337,769)
Deferred tax assets (liabilities)		—						(56,743)

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Deferred tax liabilities for the temporary difference in relation to investment securities accounted for using equity method of ~~W~~ 9,172,451 million were not recognized since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. On October 30, 2010, KDIC, as the majority shareholder of the Company, announced its plans to dispose of its shares of the Company and the shares of Kyongnam Bank and Kwangju Bank (see Note 21). As of September 30, 2010, temporary differences with regards to investment securities in Kyongnam Bank and Kwangju Bank are ~~W~~ 1,152,758 million and ~~W~~ 734,920 million, respectively. The Company will recognize deferred tax liabilities for the temporary differences related to Kyongnam Bank and Kwangju Bank when the disposal means is determined through an open bidding process. Additionally, deferred tax assets for tax loss carry forwards of ~~W~~ 241,730 million were not recognized due to uncertainty of utilizing such tax loss carry forwards.

<2009>	Jan. 1, 2009		Decrease (*1)		Increase (*1)		Dec. 31, 2009
Investment securities (*2)	~~W~~	(6,334,148)	~~W~~	(70,710)	~~W~~	(1,273,315)	~~W~~	(7,536,753)
Accrued expenses		1,820		1,820		2,043		2,043
Accrued severance benefits		1,374		229		378		1,523
Post-retirement pension plan deposits		(1,209)		(229)		(434)		(1,414)
Depreciation		10		4		1		7
Dividend receivable		39,390		39,390		—		—
Other comprehensive income due to the equity method of accounting		(910,340)		—		(480,224)		(1,390,564)
Gain on disposal of investments using the equity method		34,604		34,604		—		—
Others		2		2		—		—
Carry-forwarded tax loss		303,186		22,414		227,374		508,146

Total	~~W~~	(6,865,311)	~~W~~	27,524	~~W~~	(1,524,177)	~~W~~	(8,417,012)

Unrecognized amount (*3)		(6,865,311)						(8,417,012)
Recognized amount		—						—

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments were expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities were recorded in the financial statements.
(4)	Details of deferred tax directly reflected to equity for the nine months ended September 30, 2010 is as follows:

Description	Before tax		Tax effect		After tax
Other capital surplus	~~W~~	96,561	~~W~~	(22,461)	~~W~~	74,100
Capital adjustments of equity method		(57,681)		(6,697)		(64,378)
Valuation using the equity method		968,842		(10,761)		958,081

	~~W~~	1,007,722	~~W~~	(39,919)	~~W~~	967,803

(5)	Remaining tax loss carry forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2005	~~W~~	56,965	~~W~~	—	~~W~~	—	~~W~~	56,965	Dec. 31, 2010
2008		12,562		—		—		12,562	Dec. 31, 2013
2009		172,203		—		—		172,203	Dec. 31, 2019

	~~W~~	241,730	~~W~~	—	~~W~~	—	~~W~~	241,730

(*1)	Reflected the additional adjustment based on the reported tax returns and tax investigation.
(6)	The Company recorded the consolidated tax payables and other receivables amounting to ~~W~~ 71,013 million on behalf of the subsidiaries.

13.	STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the nine months ended September 30, 2010 and 2009 are as follows (Korean won in millions):

Transactions	2010		2009
Decrease in other capital surplus for the equity method of accounting	~~W~~	(20,900)	~~W~~	—
Decrease in capital adjustments for the equity method of accounting		(10,196)		—
Increase (decrease) in other comprehensive income for the equity method of accounting		(261,292)		453,806
Increase (decrease) in retained earnings for the equity method of accounting		1,848		(1,782)
Increase in deferred income tax liabilities reflected to equity		39,919		—
Increase in dividend receivables		—		14,415
14.	GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the nine months ended September 30, 2010 and 2009 are summarized as follows (Korean won in millions):

	2010		2009
Salaries, wages and bonuses (Note 17)	~~W~~	12,347	~~W~~	10,937
Provision for severance benefits (Notes 9 and 17)		864		702
Fringe benefits		1,416		1,269
Rent (Note 17)		816		805
Entertainment		746		654
Depreciation (Note 5)		121		166
Amortization (Note 6)		6		5
Taxes and dues		145		62
Advertising		1,482		101
Travel		605		309
Telecommunications		145		117
Service fees (Note 17)		2,168		2,106
Supplies		116		109
Others (Note 17)		1,609		1,192

	~~W~~	22,586	~~W~~	18,534

15.	FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of September 30, 2010 are as follows (Korean won in millions):

					Total
	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	233,923,646	~~W~~	219,916,172	~~W~~	14,007,474
Kyongnam Bank		21,780,785		20,270,085		1,510,700
Kwangju Bank		16,331,234		15,291,582		1,039,652
WFIS		198,884		183,209		15,675
Woori F&I		927,935		736,621		191,314
Woori Investment Securities		17,836,075		15,060,442		2,775,633
Woori Asset Management		82,961		20,390		62,571
Woori PE		2,150,561		1,770,903		379,658
Woori Financial		2,573,128		2,347,079		226,049
Woori Aviva		2,190,496		2,031,370		159,126

Total	~~W~~	297,995,705	~~W~~	277,627,853	~~W~~	20,367,852

(2)	The condensed statements of operations of subsidiaries for the nine months ended September 30, 2010 are as follows (Korean won in millions):

							Income (loss)
	Operating		Operating		Operating		before
	Revenue		expenses		income (loss)		income tax		Net income
Woori Bank	~~W~~	21,285,868	~~W~~	20,134,449	~~W~~	1,151,419	~~W~~	1,154,416	~~W~~	919,613
Kyongnam Bank		1,303,895		1,092,978		210,917		160,025		119,109
Kwangju Bank		876,339		760,998		115,341		111,511		83,666
WFIS		209,077		203,532		5,545		5,629		4,305
Woori F&I		70,224		45,931		24,293		32,030		24,843
Woori Investments Securities		3,257,942		2,964,656		293,286		293,143		236,067
Woori Asset Management		23,923		18,002		5,921		5,742		4,442
Woori PE		205,870		229,707		(23,837)		(33,930)		1,685
Woori Financial		207,904		176,776		31,128		28,738		21,998
Woori Aviva		799,695		798,622		1,073		1,528		1,117

	~~W~~	28,240,737	~~W~~	26,425,651	~~W~~	1,815,086	~~W~~	1,758,832	~~W~~	1,416,845

(3)	Significant liabilities and assets of the Company and its subsidiaries as of September 30, 2010 are summarized as follows (Korean won in millions):
1)	Funding resources

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,744,830	~~W~~	3,744,830
Woori Bank		156,132,452		17,228,759		27,418,470		200,779,681
Kyongnam Bank		14,829,278		2,464,403		1,688,920		18,982,601
Kwangju Bank		11,296,586		2,480,969		861,342		14,638,897
WFIS		—		70,000		—		70,000
Woori F&I		—		427,708		274,480		702,188
Woori Investment Securities		1,473,897		10,757,921		875,207		13,107,025
Woori PE		1,221,684		314,627		56,962		1,593,273
Woori Financial		—		579,195		1,561,180		2,140,375
Woori Aviva		—		33,700		—		33,700

Total	~~W~~	184,953,897	~~W~~	34,357,282	~~W~~	36,481,391	~~W~~	255,792,570

2)	Investment

	Cash and due
	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	92,952	~~W~~	17,969,502	~~W~~	99,500	~~W~~	18,161,954
Woori Bank		17,421,075		36,915,804		163,950,578		218,287,457
Kyongnam Bank		777,912		4,016,903		15,734,140		20,528,955
Kwangju Bank		1,644,792		3,318,754		10,743,616		15,707,162
WFIS		2,292		108		—		2,400
Woori F&I		31,693		120,158		577,947		729,798
Woori Investment Securities		2,753,243		11,118,693		2,008,754		15,880,690
Woori Asset Management		63,469		302		1,277		65,048
Woori PE		242,939		510,349		488,094		1,241,382
Woori Financial		51,386		12,423		2,434,738		2,498,547
Woori Aviva		192,607		1,458,105		176,175		1,826,887

Total	~~W~~	23,274,360	~~W~~	75,441,101	~~W~~	196,214,819	~~W~~	294,930,280

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of September 30, 2010 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	168,036,745	~~W~~	4,086,167	2.4
Kyongnam Bank		15,974,760		240,620	1.5
Kwangju Bank		10,974,285		230,669	2.1
Woori F&I		594,624		16,677	2.8
Woori Investment Securities		2,113,099		104,345	4.9
Woori Asset Management		1,283		6	0.5
Woori PE		521,818		33,724	6.5
Woori Financial		2,496,397		61,659	2.5
Woori Aviva		180,970		4,795	2.6

Total	~~W~~	200,893,981	~~W~~	4,778,662	2.4

16.	PROPORTION OF INCOME FROM SUBSIDIARIES IN THE COMPANY’S NET INCOME
Proportion of income from subsidiaries in the Company’s net income for the nine months ended September 30, 2010 and 2009 is as follows (Korean won in millions):

	2010		Ratio (%)	2009		Ratio (%)
Woori Bank	~~W~~	950,139	76.3	~~W~~	756,618	71.1
Kyongnam Bank		120,759	9.7		154,162	14.5
Kwangju Bank		83,593	6.7		48,193	4.5
WFIS		4,261	0.3		164	—
Woori F&I		24,640	2.0		18,056	1.7
Woori 3rd SPC (*)		—	—		38,336	3.6
Woori Investment Securities		75,588	6.1		57,186	5.4
Woori Asset Management		4,442	0.4		9,676	0.9
Woori PE		2,444	0.2		2,092	0.2
Woori Financial		(16,308)	(1.3)		(20,063)	(1.8)
Woori Aviva		(5,533)	(0.4)		(931)	(0.1)

Gain on valuation using the equity method of accounting, net of loss		1,244,025	100.0		1,063,489	100.0

Other income		25,280			11,748
Other expenses		228,349			205,991

Net income	~~W~~	1,040,956		~~W~~	869,246

(*)	Woori 3rd SPC was liquidated in the fourth quarter of 2009.
17.	TRANSACTIONS WITH RELATED PARTIES
(1)	The related parties of the Company as of September 30, 2010 are as follows:

Company name
Majority shareholder	Korea Deposit Insurance Corporation

Consolidated subsidiaries	Woori Bank
Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.

Other affiliates	Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori AMC Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori F&I Eleventh Asset Securitization Specialty
Woori F&I Thirteenth Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investment Holding B.V.(Amsterdam) GG
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Absolute Global Opportunity Fund
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies Fund
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
Sahn Eagles LLC
UP Chemical Co., Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of September 30, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
<Assets>
Woori Bank	~~W~~	34,195	~~W~~	23,267	Cash and bank deposits
		32,502		31,555	Guarantee deposits
		14,813		13	Accrued income
		1,239		1,414	Post-retirement pension plan assets
		59,453		—	Other receivables
Kyongnam Bank		40,000		—	Cash and bank deposits
		350		—	Accrued income
Kwangju Bank		18,757		—	Cash and bank deposits
		235		—	Accrued income
WFIS		107		—	Accrued income
		1,072		—	Other receivables
Woori Investment Securities		2,096		—	Accrued income
Woori PE		2		—	Accrued income
		88		—	Other receivables
Woori Asset Management		17		—	Accrued income
		939		—	Other receivables
Woori Financial		100,000		100,000	Loans
		97		—	Accrued income
Woori F&I		—		40,000	Loans
		17		—	Accrued income
		8,356		—	Other receivables
Woori Aviva		161		—	Accrued income
Woori Credit Information		311		—	Other receivables
Woori AMC		794		—	Other receivables

	~~W~~	315,601	~~W~~	196,249

<Liabilities>
Woori Bank	~~W~~	157		246	Other payables
WFIS		167		143	Other payables

	~~W~~	324	~~W~~	389

(3)	Revenues and expenses from transactions with the subsidiaries for the nine months ended September 30, 2010 and 2009 are as follows:

	2010		2009		Account
<Revenues>
Woori Bank	~~W~~	1,956	~~W~~	2,315	Interest income on deposits
		14,731		—	Royalties
Kyongnam Bank		550		295	Interest income on deposits
		350		—	Royalties
Kwangju Bank		177		295	Interest income on deposits
		235		—	Royalties
WFIS		107		—	Royalties
Woori Investment Securities		2,096		—	Royalties
Woori Financial		4,091		7,262	Interest income on loans
		97		—	Royalties
Woori F&I		395		1,401	Interest income on loans
		17		—	Royalties
Woori Asset Management		17		—	Royalties
Woori PE		2		—	Royalties
Woori Aviva		161		—	Royalties

	~~W~~	24,982	~~W~~	11,568

<Expenses>
Woori Bank	~~W~~	552	~~W~~	546	Rent
WFIS		1,320		1,248	Fees
Woori Investment Securities		—		4	Fees

	~~W~~	1,872	~~W~~	1,798

(4)	The Company compensated standing or non-standing directors for ~~W~~2,455 million of salaries and recorded ~~W~~93 million of severance benefits for the nine months ended September 30, 2010.

18.	EARNINGS PER COMMON SHARE
(1)	Basic net income per common share for the nine months ended September 30, 2010 and 2009 is as follows (Korean won in millions, except for earnings per share data):

	2010				2009
	Three months		Nine months		Three months		Nine months
Net income on common shares	~~W~~	508,513	~~W~~	1,040,956	~~W~~	483,848	~~W~~	869,246
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,780		806,012,780

Basic net income per common shares	~~W~~	631	~~W~~	1,291	~~W~~	600	~~W~~	1,078

(2)	Net income per common share for the year ended December 31, 2009 is ~~W~~1,273 and for the three months ended March 31, 2010 and for the six months ended June 30, 2010 are ~~W~~711 and ~~W~~661, respectively.
19.	STATEMENTS OF COMPREHENSIVE INCOME
Comprehensive income statements for the nine months ended September 30, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Net income	~~W~~	1,040,956	~~W~~	869,246
Valuation using the equity method on subsidiaries		(261,292)		453,806

Comprehensive income	~~W~~	779,664	~~W~~	1,323,052

20.	INSURANCE
As of September 30, 2010, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,384 million. The Company also has insurance to cover for damage on premises, property and equipment with Samsung Fire & Marine Insurance Co., Ltd.
21.	SUBSEQUENT EVENTS
(1)	Announcement of the Privatization Plans by the KDIC
On October 30, 2010, KDIC, as the majority shareholder of the Company, announced its plans to dispose of a 56.97% ownership of the Company and the shares of Kyongnam Bank and Kwangju Bank held by the Company. Upon the announcement of the privatization plans, KDIC will seek investors through an open bidding process, however, the actual amount of shares of the Company to be sold or means to dispose of Kyongnam Bank and Kwangju Bank will be determined once the bidding process is finalized.
(2)	Acquisition of Hanmi Finance Corporation
In May 2010, the Company entered into a Securities Purchase Agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of the acquiree’s common stock for $210 million. Subsequent to the approvals from regulators in both countries, Korea and United States of America, the Company obtains the control over the acquiree. Hanmi Financial Corporation is the holding company of Hanmi Bank, a California state chartered bank with 27 branches throughout California and one loan production office.

22.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
(1)	Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean international financial reporting standard (K-IFRS) since January 1, 2011. From July 2007, the Company has processed the GAAP conversion toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the master transition plan toward K-IFRS, and is currently in the process of designing and implementing the new accounting framework and financial reporting system. The Company is to issue its financial statements under K-IFRS from 2011.
(2)	Differences between K-IFRS and K-GAAP which are significant to the Company
Differences between K-IFRS and K-GAAP, which are significant to the Company, are summarized below. Such items being presented do not explain detailed impacts on financial statements which may vary with further analysis. Presently, the Company could not estimate the financial impacts from key differences.

Classification	K-IFRS	Current accounting Standards
Change of Consolidation Scope	Exceeding 50% of the voting power, decision making capability and holding benefits and risks are conditional on the alternation of consolidation scope.	Over 30% of shares owned, the biggest shareholder decision making are subject to the alternation, excluding special purpose entities subject to certain condition.

Business Combinations	Acquisition method of accounting	Purchase accounting or pooling interest method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with straight line method within 20 years and impairment test

Allowance for Bad Debts	The estimated impairment amount is adopted of which the reason is objectively supported. An impairment loss should be regarded as incurred and only if, there is objective evidence of impairment as a result of one or more events that occurred after initial recognition.	It provides an allowance for doubtful accounts to cover estimated losses on loan, based on rational and unbiased standards (It is the larger amount between the percentage of loan loss allowance established by the Financial Supervisory Commission and loan loss experience ratio on a loan.)

Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments, loan and receivables.	Securities are classified by trading securities, available-for-sale securities and held-to-maturity securities. Otherwise, deposits and derivatives are separately categorized.

Measurement of Financial Instruments	The fair-value evaluation reflects credit risks.	The fair-value evaluation is targeted to trading securities, available-for-sale securities and derivatives, which are limited, the reflection of credit risk is not explicitly mentioned.

Classification	K-IFRS	Current accounting Standards
Derecognition of Financial Assets	A financial asset is derecognized when, and when only, either the contractual rights to the asset’s cash flows expire, or the asset is transferred and the transfer qualifies for derecognition. The decision whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, some particular transactions like the asset backed method are recognized as disposal.

Classification of Capital	Capital is categorized by contents of the contract rather than the legal forms.	Capital is classified as a legal capital which shareholders paid.

Classification of Investment Property	Property (land or building) to earn rentals is treated as investment property.	Property (land or building) to earn rentals is treated as tangible assets.

Evaluation of Tangible Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option. However, the Company can use fair value as deemed cost for the convertible basic price of an item of land and buildings.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Measurement of Accrued Severance Benefits	In accordance with the concept of estimated accumulation rate per unit using the actuarial technique and discount rate, calculate for current value of the estimated amount of severance pay, and the outcome is applied as the liability of the amount of severance pay.	In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination.
23.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: November 15, 2010	By:	/s/ Woo Seok Seong

(Signature)
		Name: Title:	Woo Seok Seong General Manager